UNIVERSAL FOG, INC.
168 Binbei Street, Songbei District
Harbin, Heilongjiang Province
People’s Republic of China

September 29, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D. C. 20549-7010

ATTN:    Pamela A. Long
Assistant Director

Re:          Universal Fog, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed August 14, 2008
File No. 0-51060

Ladies and Gentlemen:

Thank you for your comment letter dated August 28, 2008 (the “Comment Letter”), with respect to the above-captioned Revised Preliminary Information Statement on Schedule 14C, Amendment 4.  Our revised Preliminary Information Statement on Schedule 14C of Universal Fog, Inc., a Delaware corporation (the “Company”) incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below

PreR14C

1.
Please include audited financial statements as of and through June 30, 2008 for China Health Industries Holdings Limited pursuant to Rule 3-12 of Regulation S-X and include a discussion of results of operations to discuss the year ended June 30, 2008.

Response 1: Audited financial statements for China Health Industries Holdings Limited as of and through June 30, 2008, as required by Rule 3-12 of Regulation S-X, are included in the latest amendment to our Revised Preliminary Information Statement on Schedule 14C filed on the EDGAR system. Our current PreR14C filing also contains a discussion of our results of operations for the year ended June 30, 2008, as requested.

2.
The exhibit list you present in the back of the information statement is not appropriate for a proxy or information statement.  Note that Item 601 of Regulation S-K does not contemplate exhibits or an exhibit list for proxy or information statements.  Some of the items you include, such as the articles of incorporation and bylaws, are not required to be provided.  Other information, such as the financial statements, may be incorporated only to the extent that Schedule 14C, Schedule 14A and Form S-4 permit.  Please see Item 14(e)(1) of Schedule 14A.  Therefore, financial statements must be included in the filing and not incorporated by reference.  The items that you incorporate by reference to your earlier filed Schedule 14C should be included as appendices, rather than incorporated in this filing.

Response 2: Pursuant to the Commission’s comment above, the exhibit list at the back of our revised Information Statement has been deleted and the following items, most of which were incorporated by reference in our previously filed Schedule 14C, have been added as appendices:  Appendix A–Securities Purchase Agreement; Appendix B–Asset Purchase and Sale Agreement; Appendix C–Share Exchange Agreement; Appendix D–Certificate of Amendment to Certificate of Incorporation of Universal Fog, Inc.; Appendix E–Audited Financial Information for China Health; Appendix F–Pro Forma Financial Information for China Health; Appendix G–Form 10-KSB/A3 of Universal Fog for the fiscal year ended December 31, 2007; and Appendix H–Form 10-Q of Universal Fog for the period ended June 30, 2008.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Sun, Xin
Sun, Xin
Chairman and Chief Financial Officer

cc:  Harold H. Martin, Esq.

Enclosures